

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 14, 2013

Via E-mail
Jason Wang
Chief Financial Officer
AutoChina International Limited
No. 322, Zhongshan East Road
Shijiazhuang, Hebei
People's Republic of China

> **Re:** **AutoChina International Limited**
> **Form 20-F for Fiscal Year Ended December 31, 2011**
> **Filed April 5, 2012**
> **File No. 001-34477**

Dear Mr. Wang:

We have reviewed your response dated March 4, 2013 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2011

Item 18. Financial Statements

Note 2. Basis of Presentation and Summary of Significant Accounting Policies, page F-15

Revenue Recognition, page F-19

1. We note your response to comment 2 in our letter dated February 4, 2013, and have the following additional questions. Please note that we have assumed the example you provided in your response to be representative of your used vehicle financing activities and the related accounting:

- You state in your response that if a vehicle is purchased from a third party pursuant to the instruction of a customer, the purchase price determined by the customer and supplier reflects the fair value of the vehicle. You also state that you determine the price you will charge to the customer. You then state that you purchase the used vehicle at the price determined by the customer and supplier. It is unclear whether you purchase the vehicle for the price the customer and supplier agree on, a price you determine or solely on the amount financed as illustrated by your example in the response. Please explain.

- In the example transaction you provided in your response, your fact pattern included a contract price (i.e. appraised value) of $125,000 and that you agreed to provide $100,000 of financing. ASC 840-10-25-45 states that "[i]n a direct-financing lease, the cost or carrying amount, if different, and fair value of the leased property are the same at lease inception." In that regard, we are unclear how the $100,000 financing amount also represents fair value of the vehicle and how the difference of $25,000 were recorded in your situation. Please provide us with your analysis of ASC 840-10-25-45 as it pertains to your fact pattern, and whether these operations qualify as direct financing leases and whether your accounting is appropriate under GAAP. Please also incorporate in your response how your statement that you believe "[t]he purchase price reflects the fair value of the vehicle," which is determined by the customer and supplier, was applied in the direct financing lease accounting model.

- You state in your response that you recognize the total lease amount in excess of the purchase cost of the vehicle or the financed amount in your example, as interest income amortized based on the effective interest rate over the lease term. ASC 840-30-35-23 requires the amortization of unearned income over the lease term on the net investment in the lease. As the fact pattern of your example includes a total of $14,000 of unearned income to be recognized, and you have indicated that $1,167 would be recognized in the first month, it appears that you are recognizing the total amount of interest income on a straight line basis over the lease term. Please tell us how you calculated the interest income based on effective interest rate in your example. Furthermore, please also tell us what you have calculated to be the implicit interest rate of the lease in your example and provide us with your calculation. Please also refer to ASC 840-30-55-22 through ASC 840-30-55-28.

Note 19. Related Party Balances and Transactions, page F-34

Related Party Transactions, pages F-37 to F-39

2. We note your response to comment 3 in our letter dated February 4, 2013. Please provide additional disclosure including the substance of your response, in plain English, so that

   investors can better understand the facts and circumstances surrounding the related party financing transaction.  Please show us what your proposed disclosure will look like.


   You may contact Jarrett Torno, Staff Accountant, at (202) 551-3703 if you have questions regarding comments on the financial statements and related matters.  You may contact me at (202) 551-3377 with any other questions.

          Sincerely,

          /s/ Andrew D. Mew

          Andrew D. Mew
          Accounting Branch Chief


cc:    Giovanni Caruso
     Loeb & Loeb LLP
     Via E-mail